UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

AIR TRANSPORT SERVICES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,438 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,703,438 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,438 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,438 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,703,438 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,438 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,438 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,703,438 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,438 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,438 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,703,438 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,438 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,703,438 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,703,438 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,703,438 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

This Amendment No. 14 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on September 24, 2007, Amendment No. 2 thereto, filed with the SEC on February 7, 2008, Amendment No. 3 thereto, filed with the SEC on December 3, 2008, Amendment No. 4 thereto, filed with the SEC on January 6, 2009, Amendment No. 5 thereto, filed with the SEC on February 3, 2009, Amendment No. 6 thereto, filed with the SEC on May 26, 2009, Amendment No. 7 thereto, filed with the SEC on June 1, 2009, Amendment No. 8 thereto, filed with the SEC on August 29, 2011, Amendment No. 9 thereto, filed with the SEC on June 18, 2012, Amendment No. 10 thereto, filed with the SEC on August 14, 2012, Amendment No. 11 thereto, filed with the SEC on March 14, 2016, Amendment No. 12 thereto, filed with the SEC on June 23, 2016, and Amendment No. 13 thereto, filed with the SEC on July 15, 2016 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (“ATSG”), formerly known as ABX Holdings, Inc. and ABX Air, Inc.

RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 14) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	RMP beneficially owns, in the aggregate, 6,703,438 shares of Common Stock, which represent approximately 11.3% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 6,703,438 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP. As a result, RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 6,703,438 shares of Common Stock, representing 11.3% of the outstanding Common Stock.(2)

Other than shares of Common Stock beneficially owned by RMP, and other than, in the case of Mr. Teets, shares of Common Stock underlying restricted stock units granted to Mr. Teets in connection with his service on the board of directors of ATSG, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

(1)	All calculations of percentage ownership in this Schedule 13D are based on approximately 59,503,749 shares of Common Stock estimated to be issued and outstanding as of May 30, 2017, as reported in the prospectus supplement filed by ATSG with the SEC on May 31, 2017.
(2)	Excludes 87,626 shares of Common Stock underlying restricted stock units previously granted to J. Christopher Teets, a Partner of RMCP LLC, in connection with his service on the board of directors of ATSG that may be transferable to RMCP LLC upon cessation of Mr. Teets’ service thereon.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended to include the following information:

On May 31, 2017, RMP entered into an underwriting agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”) and ATSG. Pursuant to the Underwriting Agreement, RMP agreed to sell 3,806,374 shares of Common Stock to the Underwriter at a price of $22.42 per share. RMP also granted the Underwriter a 30-day option to purchase up to 570,956 additional shares of Common Stock at $22.42 per share, which the Underwriter exercised in full on June 1, 2017. Accordingly, the aggregate number of shares of Common Stock being sold by RMP pursuant to the Underwriting Agreement is 4,377,330 and the aggregate purchase price for such shares of Common Stock is approximately $98,139,739.

The Underwriting Agreement contains customary representations, warranties and covenants of ATSG and also provides for customary indemnification by ATSG and RMP against certain liabilities and customary contribution provisions in respect of those liabilities.

The sale of Common Stock by RMP is being made pursuant to ATSG’s effective shelf registration statement that was filed with the SEC on May 31, 2017 (Registration No. 333-218367). The offering is being made only by means of the prospectus supplement and the accompanying prospectus. The sale of the Common Stock is expected to close on June 6, 2017, subject to the satisfaction of the closing conditions set forth in the Underwriting Agreement.

In connection with the offering, on May 31, 2017, RMP entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter that, subject to certain customary exceptions, restricts the sale of the shares of Common Stock and certain other securities held by RMP for 180 days following the date of the prospectus supplement.

The foregoing references to and description of the Underwriting Agreement and Lock-Up Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Underwriting Agreement and form of Lock-Up Agreement, which is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

9	Underwriting Agreement, dated May 31, 2017, by and among Air Transport Services Group, Inc., Red Mountain Partners, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by ATSG with the SEC on June 2, 2017).

10	Form of the Lock-Up Agreement, entered into on May 31, 2017, by Red Mountain Partners, L.P. with Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to the Form 8-K filed by ATSG with the SEC on June 2, 2017).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 20, 2006, by and among certain of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Letter, dated as of September 24, 2007, from Red Mountain Capital Partners LLC to the board of directors of ABX Air, Inc. (incorporated by reference to Exhibit 2 to the Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the SEC on September 24, 2007).

3	Confidentiality and Standstill Agreement, dated as of February 6, 2008, by and between ABX Holdings, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to the Amendment No. 2 to this Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2008).

4	Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 4 to the Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on February 3, 2009).

5	First Amendment to Confidentiality and Standstill Agreement, dated as of June 11, 2012, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by ATSG with the SEC on June 18, 2012).

6	Joint Filing Agreement dated as of March 11, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 6 to the Amendment No. 11 to this Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2016).

7	Voting Agreement dated as of March 8, 2016, by and among Red Mountain Partners, L.P., Amazon.com, Inc., and Air Transport Services Group, Inc. (incorporated by reference to Exhibit 7 to the Amendment No. 11 to this Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2016).

8	Securities Purchase Agreement, dated as of June 21, 2016, by and between Air Transport Services Group, Inc. and Red Mountain Partners, L.P. (incorporated by reference to Exhibit 8 to the Amendment No. 12 to this Schedule 13D filed by the Reporting Persons with the SEC on June 23, 2016).

9	Underwriting Agreement, dated May 31, 2017, by and among Air Transport Services Group, Inc., Red Mountain Partners, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by ATSG with the SEC on June 2, 2017).

10	Form of the Lock-Up Agreement, entered into on May 31, 2017, by Red Mountain Partners, L.P. with Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to the Form 8-K filed by ATSG with the SEC on June 2, 2017).